Filed by Digitas Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Modem Media, Inc.

Commission File No.: 000-21935

Forward-Looking Statements

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements regarding the acquisition of Modem Media by Digitas and the proposed date of the stockholders meetings are all forward-looking statements. Risks, uncertainties and assumptions include: possible adjournment or postponement of the stockholders meetings; failure to satisfy conditions to closing of the merger, including receipt of Digitas stockholder approval and Modem Media stockholder approval; the risk that the benefits of Digitas’ acquisition of Milton will not be achieved or will take longer than expected; and other risks that are described from time to time in Digitas’ and Modem Media’s Securities and Exchange Commission reports (including but not limited to Digitas’ Form 10-K for the fiscal year ended December 31, 2003, Modem Media’s Form 10-K for the fiscal year ended December 31, 2003 and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Digitas’ or Modem Media’s results could differ materially from Digitas’ or Modem Media’s expectations in these statements. Digitas and Modem Media assume no obligation, and do not intend to update these forward-looking statements.

Additional Information and Where to Find It

Digitas and Modem Media will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. Investors and security holders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Digitas are available free of charge by contacting Digitas Investors Relations, Digitas Inc., Prudential Tower, Boston, Massachusetts 02199, (617) 867-1000, and documents filed with the SEC by Modem Media are available free of charge by contacting Modem Media Investor Relations, 230 East Avenue, Norwalk, Connecticut 06855, (203) 299-7000.

Participants in Solicitation

Digitas and Modem Media, and their respective directors, executive officers and other possible employees and advisors, may be deemed to be participants in the solicitation of proxies from the stockholders of Digitas and Modem Media in connection with the merger and related items. Information regarding the directors and executive officers of Digitas and their ownership of Digitas shares is set forth in the proxy statement for Digitas’ 2004 annual meeting of shareholders. Information regarding the directors and executive officers of Modem Media and their ownership of Modem Media shares is set forth in the proxy statement for Modem Media’s 2004 annual meeting of shareholders. Investors may obtain additional information regarding the interests of those participants by reading the joint proxy statement/prospectus.

Digitas Contacts: Investors Maggie Flynn (617)369 8577 mflynn@digitas.com	News Media John Stevens (617)867 1451 jstevens@digitas.com	Modem Media Contact: Christine Greany (203) 299 7154 cgreany@tidalc.com

DIGITAS INC. TO ACQUIRE MODEM MEDIA, INC.

BOSTON and NORWALK, Conn., July 15, 2004—Digitas Inc. (Nasdaq: DTAS) and Modem Media, Inc. (Nasdaq: MMPT) today announced that they have signed a merger agreement under which Digitas will acquire Modem Media in a stock-for-stock transaction. Under the terms of the agreement, at the closing date each outstanding share of Modem Media common stock will be exchanged for .70 shares of Digitas common stock, and each option outstanding or warrant exercisable into Modem Media common stock will be assumed by Digitas and become exercisable into Digitas common stock, with appropriate adjustments based on the merger exchange ratio. Based on yesterday’s closing price for Digitas common stock, the acquisition is valued at approximately $200 million on a fully diluted basis. Digitas expects the transaction to be accretive to earnings in the first full calendar year after closing.

The acquisition supports Digitas’ strategic growth plan, and advances Modem Media’s long-term objective to provide integrated customer marketing solutions. This transaction also underscores the growing importance of interactive digital marketing to the world’s leading marketers.

Founded in 1987, Modem Media is an interactive marketing strategy and services firm recognized for the innovation and effectiveness of its work in digital channels. Modem Media clients represent a variety of industries that complement the Digitas network roster. Among those clients are AOL, Delta Air Lines, General Motors, IBM, Kraft, Michelin, Hewlett Packard, and Sprint.

“The combination of Digitas and Modem Media brings together two innovators who share a passion for helping clients win,” said David Kenny, Chairman and CEO, Digitas Inc. “As complementary pioneers who’ve been leaders in defining interactive and database marketing, together we offer an even stronger value proposition to our clients. By helping our clients lead and win, we’ll do the same for our shareholders and employees.”

Modem Media has more than 270 employees and operates offices in London, Norwalk, Connecticut, and San Francisco. Following the merger, Modem Media will continue to operate under its existing name, and will be led by Martin Reidy, who currently is President of Digitas San Francisco. The Modem Media agency offices will be led by their current managing directors: Michael de Kare-Silver in London; David Lynch in Norwalk; and, Scott Sorokin in San Francisco. The companies expect to merge the Digitas San Francisco and London offices into the Modem Media agency offices in those locations. In addition, one Modem Media board member will join Digitas’ board of directors following the close of the transaction.

“We believe that together—our clients, our employees and our shareholders—benefit from the strength of our leadership,” said Marc Particelli, President and CEO, Modem Media, Inc. “Our two companies have long held respect for one another and each other’s people. We complement one another from a service offering standpoint and we share an enthusiasm for creating winning results for our clients.”

The transaction, which is subject to customary closing conditions, including regulatory approval and approval of the stockholders of both companies, is currently expected to close in the fourth quarter of 2004.

Digitas was advised by Morgan Stanley. Modem Media was advised by Goldman Sachs.

Key benefits of the acquisition:

■	Creates an industry leader in interactive and database marketing. Digitas and Modem Media are complementary pioneers who’ve helped define database and interactive marketing. Together the companies offer an even stronger value proposition to clients, and, as a result, to shareholders and employees

■	Creates scale with clients, whom the companies are able to better serve together. Provides added share of marketing budgets at key shared accounts including AOL, Delta, and General Motors and, importantly, augments Digitas’ blue-chip roster of clients with a number of Fortune 500 companies representing key industry segments not currently served by Digitas

■	Adds a great brand to Digitas that affords a two-agency model to address some conflicts between clients in selective industries

■	Drives critical mass in the strategic markets of London and San Francisco, where both companies have important relationships and potential for further growth. Combining the companies’ offices in these markets under Modem Media will deepen service to existing clients and creates the scale to serve additional clients in those regions

■	Affords certain operating synergies among some functions that provide company-wide support

In conjunction with the transaction, the Board of Directors of Digitas Inc. has increased its Stock Repurchase Program from $20 million to $70 million and extended its term through December 31, 2005. Under the program, Digitas is authorized to acquire shares of its Common Stock in the open market or in private transactions. Under the Stock Repurchase Program, shares may be purchased from time to time at management’s discretion, in such amounts as market conditions warrant and subject to regulatory considerations.

Digitas and Modem Media will discuss the transaction; and each company will discuss its second quarter performance, third quarter and full year guidance on a conference call this morning at 10:00 a.m. (Eastern). The call-in number is (888) 689-4452 (U.S. and Canada) or (706) 679-5891 (international). A live webcast of the conference call will also be available at http://investor.digitas.com and http://www.modemmedia.com. The financial and statistical information presented during the conference call are available for review on those web sites. Replays by telephone will be available for seven days following the call. To access the replay by telephone, please call (800) 642-1687 (U.S. and Canada) or (706) 645-9291 and request conference ID 8790889. Replays of the call will be available by webcast for an extended period of time at http://investor.digitas.com and http://www.modemmedia.com.

Additional Information Regarding the Proposed Transaction

In connection with Digitas’ proposed acquisition of Modem Media, Digitas and Modem Media intend to file with the Securities and Exchange Commission (“SEC”) a Joint Proxy Statement/Prospectus on Form S-4. In addition, other relevant materials in connection with the proposed transaction will be filed with the SEC. INVESTORS IN DIGITAS AND MODEM MEDIA ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIAL WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DIGITAS, MODEM MEDIA AND THE TRANSACTION. Any offer of securities will only be made pursuant to the Joint Proxy Statement/Prospectus. The documents will be available without charge on the SEC’s web site at www.sec.gov. A free copy of the final Joint Proxy Statement/Prospectus may also be obtained from Digitas and Modem Media through their Investor Relations contacts provided above.

The officers and directors of Digitas and Modem Media may have interests in the proposed acquisition, some of which may differ from, or may be in addition to, those of the stockholders of Digitas and Modem Media generally. A description of the interests that the officers and directors of the companies have in the proposed transaction will be available in the Joint Proxy Statement/Prospectus.

In addition, Digitas and Modem Media, their respective officers, directors and certain of their management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Digitas and Modem Media in favor of the acquisition. Information about the officers and directors of Digitas and their ownership of Digitas securities is set forth in the proxy statement for Digitas’ 2004 Annual Meeting of Stockholders filed with the SEC on April 5, 2004. Information about the officers and directors of Modem Media and their ownership of Modem Media securities is set forth in the proxy statement for Modem Media’s 2004 Annual Meeting of Stockholders filed with the SEC on April 5, 2004. Investors may obtain more detailed information concerning the participants by reading the Joint Proxy Statement/Prospectus when it is filed with the SEC.

About Digitas

Digitas (NASDAQ: DTAS)—the Adweek IQ Independent Agency of the Year—is among the world’s 15 largest marketing services organizations. Digitas designs, builds and runs marketing engines that drive customer acquisition, cross-sell, loyalty, affinity, and care operations for world-leading marketers. Digitas has long-term relationships with such clients as American Express, AOL, AT&T, Delta Air Lines, and General Motors. Founded in 1980, Digitas employs more than 1,200 professionals across offices in Boston, Chicago, London, New York, and San Francisco.

About Modem Media

Founded in 1987, Modem Media is an interactive marketing strategy and services firm recognized for the innovation and effectiveness of its work in digital channels. Modem Media helps world class companies realize greater value from their customers by increasing sales and reducing costs across their communications, selling and service activities. The Company builds value for global businesses including Allianz, AOL, Delta Air Lines, General Motors, Heineken USA, Home Depot, IBM, Kraft, Michelin, Philips Electronics, PricewaterhouseCoopers and Sprint. Modem Media’s success is rooted in the integration of customer-driven marketing strategies, award-winning creative solutions, and advanced marketing technologies. Modem Media is headquartered in Norwalk, Connecticut and has additional offices in San Francisco and London.

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Statements contained in this press release that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding management’s expectations with respect to future revenues, earnings per share and adjusted cash earnings per share, statements regarding the company’s future business prospects, whether the transaction will be accretive to earnings, the continued employment of key executives, the strength of the combined entity, the ability to cross-sell services into Modem Media’s clients, the anticipated impact of having a second network and the availability of cost synergies. These and all other forward-looking statements in this press release are subject to known and unknown risks and uncertainties that may cause actual results to differ materially from those projected or implied in such forward-looking statements. Such factors include, without limitation, overall economic and business conditions, the demand for either company’s services (including the willingness and ability of such company’s clients to maintain or expand their spending), competitive factors in either company’s markets, each company’s ability to effectively manage its growth and client relationships, the possibility that the transaction may not close when expected, if at all, or on the terms described above, the possibility that the intended benefits of the acquisition may not be fully realized or take longer than expected, the failure of either company to retain key employees or significant clients during the period prior to closing, and higher than expected expenses of the combined entity, among other factors. A further list and description of some of the risks and uncertainties potentially impacting the company’s business and future performance can be found in the company’s filings with the Securities and Exchange Commission. Guidance offered by Digitas senior management today represents a point-in-time estimate made early in the third quarter and is based upon numerous assumptions that while believed to be reasonable may not prove to be accurate. The company expressly disclaims any current intention or obligation to update this forecast or any other forward-looking statement contained in this press release.